UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
FORM 12b-25	001-33530
NOTIFICATION OF LATE FILING
CUSIP NUMBER
392709101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Green Brick Partners, Inc.

Full Name of Registrant

Former Name if Applicable

2805 Dallas Parkway, Suite 400

Address of Principal Executive Office (Street and Number)

Plano, Texas 75093

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Green Brick Partners, Inc. (the "Company," "we" or "us"), which during the fiscal year ended December 31, 2015 made a transition from being a smaller reporting company to an accelerated filer, has not yet finalized its assessment of internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002. Accordingly, we are not able to complete the audited financial statements and related disclosures for inclusion in our Annual Report on Form 10-K for the year ended December 31, 2015 (the "2015 Form 10-K") on or before March 15, 2016 without unreasonable hardship or expense.

As of the date hereof, we have identified a material weakness relating to the unavailability of a "SOC 1 report" under Statement on Standards Engagements 16, Reporting on Controls at a Service Organization from our third party accounting software provider and material weaknesses relating to control procedures for (i) corporate journal entries and (ii) accrual of inventory costs and operating expenses. As a result, we expect that management will be required to conclude that our internal control over financial reporting was ineffective at December 31, 2015 and that our independent registered public accounting firm will issue an adverse opinion on the effectiveness of our internal control over financial reporting.

We intend to continue to dedicate significant resources to the finalization of our internal control testing and the 2015 Form 10-K and anticipate filing our 2015 Form 10-K on or before March 30, 2016.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Richard A. Costello	(469)	573-6755
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒     No  ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒     No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-K for the year ended December 31, 2015 will contain results of operations that reflect a significant change from the year ended December 31, 2014. Based on information that is available at this time, the Company expects revenue of $291.1 million, gross profit of $67.5 million, and pre-tax income of $24.4 million for the year ended December 31, 2015 as compared to revenue of $246.1 million, gross profit of $62.2 million, and pre-tax income of $25.1 million for the year ended December 31, 2014.

The Company cautions that the estimated revenue, gross profit and pre-tax income is preliminary and subject to change, possibly materially, following the completion and review of the Company’s financial statements.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the year ended December 31, 2015 and the Company’s ability to file its Form 10-K within the 15-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the year ended December 31, 2015 and unexpected delays which the Company may incur in connection with the preparation of the Form 10-K.

GREEN BRICK PARTNERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2016	By:	/s/ Richard A. Costello
		Name: Title:	Richard A. Costello Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).